# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cantor Equity Partners, Inc., CIK 0001865602
CUSIP: G4491L104
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001446580

## Reporting persons
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 599,305; shared voting power 599,305; sole dispositive power 599,305; shared dispositive power 599,305; aggregate amount beneficially owned 599,305 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Cantor Equity Partners, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York 10022

## Item 2. Person Filing
Name of person filing: This statement is filed by Susquehanna Securities, LLC, who is referred to herein as the "Reporting Person" with respect to the shares of Class A Ordinary Shares, $0.0001 par value per share (the "Shares"), of Cantor Equity Partners, Inc. (the "Company").
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

The number of Shares reported as beneficially owned by the Reporting Person includes options to buy 247,800 Shares.

The Company's Quarterly Report on Form 10-Q, filed on August 13, 2025, indicates that there were 10,300,000 Shares outstanding as of August 13, 2025.
Percent of class: 5.8
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (11/13/2025)